UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
				Amendment No. 1


				   Biodel Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   09064M105
                                 (CUSIP Number)

                                December 31, 2011

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 09064M105


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

	     OrbiMed Capital GP IV LLC

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power:  3,897,903 (see Item 6)
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 3,897,903  (see Item 6)

       9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,897,903 (see Item 6)

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 9.98% (see
	     Item 6)

       12.   Type of Reporting Person (See Instructions) OO


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				CUSIP No. 09064M105


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

	     OrbiMed Advisors LLC

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 3,897,903 (see Item 6)
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 3,897,903 (see Item 6)

       9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,897,903 (see Item 6)

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 9.98% (see
	     Item 6)

       12.   Type of Reporting Person (See Instructions) IA



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                               CUSIP No. 09064M105


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Samuel D. Isaly

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 3,897,903 (see Item 6)
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 3,897,903 (see Item 6)

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             3,897,903 (see Item 6)

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 9.98% (see
	     Item 6)

       12.   Type of Reporting Person (See Instructions) HC

Item 1. (a)  Issuer: Biodel Inc.

             1.      Address:
                     100 SAW MILL ROAD
		     DANBURY CT 06810


Item 2. (a)  Name of Person Filing:
	     OrbiMed Capital GP IV LLC
	     OrbiMed Advisors LLC
	     Samuel D. Isaly

        (b)  Address of Principal Business Offices:

             601 Lexington Avenue, 54th Floor
	     New York, NY 10022

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common Stock

        (e)  CUSIP Number: 09064M105

Item 3. OrbiMed Advisors LLC is an investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E) and the Managing Member of OrbiMed Capital GP IV LLC. OrbiMed Capital GP IV LLC is the General Partner of OrbiMed Private Investments IV, LP which beneficially owns the shares of the Issuer's Common Stock ("Shares"), as detailed in Item 6. Samuel D. Isaly is the Managing Member of OrbiMed Advisors LLC and a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).


Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.  Ownership of Five Percent or Less of a Class

	 Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 The Reporting Persons may be deemed to be the beneficial owners of 3,550,300 Shares and a warrant to purchase 1,805,555 Shares
	 (the "Warrant") held by OrbiMed Private Investments IV, LP.

	 The Warrant contains an issuance limitation on its exercise that prohibits the holder and its affiliates from exercising the warrant to the extent that such exercise would result in the beneficial ownership by such holder and its affiliates of more than 9.98% of the number of the Shares outstanding immediately after giving effect to the issuance of Shares upon exercise of the Warrant (the "Blocker Provisions").

	 As a result of the Blocker Provisions, as of the date hereof, 1,457,952 Shares that would otherwise be issuable upon exercise of the Warrant may not be so issued, and therefore are not included in the beneficial ownership calculations reported herein.

	 After giving effect to the Blocker Provisions, the Reporting Persons may be deemed to be the beneficial owners of 3,897,903 Shares, representing 9.98% of the Issuer's outstanding Shares, on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable


Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

					  OrbiMed Capital GP IV LLC

                                          By: OrbiMed Advisors LLC,
	 				  its Managing Member
					  ------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


					  OrbiMed Advisors LLC

                                          By: /s/ Samuel D. Isaly
                                          ---------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly


			JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A dated February 14, 2012 (the "Schedule 13G/A"), with respect to the Common Stock, par value of $.01 per share, Biodel Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February 2012.


					  OrbiMed Capital GP IV LLC

                                          By: OrbiMed Advisors LLC,
	 				  its Managing Member
					  ------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


					  OrbiMed Advisors LLC

                                          By: /s/ Samuel D. Isaly
                                          ---------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly


				Statement of Control Person


The Statement on this Schedule 13G/A dated February 14, 2012 with respect to the Common Stock, par value of $.01 per share, of Biodel Inc.
is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k),respectively, as the Managing Member of
OrbiMed Advisors LLC and a control person (HC) of OrbiMed
Capital GP IV LLC.

OrbiMed Advisors LLC files this statement on Schedule
13G/A in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as an investment advisor (IA). OrbiMed Capital GP IV LLC is the General Partner of OrbiMed Private Investments IV, LP, which beneficially owns the shares of Biodel Inc. as detailed in Item 6.